TUNGRAY TECHNOLOGIES INC.

#02-01, 31 Mandai Estate, Innovation Place Tower, 4, Singapore 729933

December 8, 2023

Kyle Wiley
Staff Attorney

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Tungray Technologies Inc. Amendment No. 7 to Registration Statement on Form F-1 Filed November 29, 2023 File No. 333-270434

Dear Mr. Wiley:

This letter is in response to the letter dated December 5, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Tungray Technologies Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Amendment No. 8 to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Financial Statements
Note 2. Summary of significant accounting policies
Prepayments, page F-10

1.	We note your response to the prior comment and your revised disclosures on pages F-10 and F-42. Please expand your disclosures to address the following points.

•	Please clarify why agreements for inventory costs paid to suppliers and service fees paid to providers must be prepaid and explain how the amounts are determined according to the respective agreements.

Response: The Company respectfully advises the Staff that the Company made advances to suppliers in advance of receiving inventory or services generally for the following reasons: 1. To ensure timely delivery of non-standard raw materials that requires customization for production of such materials; 2. As a condition from suppliers that are located overseas that often require advances payments as a business practice; and 3. To ensure priority and preferential pricing on inventory purchases as the Company can negotiate a price discount by making advances. The prepaid amounts are determined based on the Company’s production needs for quantity and based on pricing negotiated between the Company and the suppliers.

•	With regard to your policy disclosure stating that you review the prepaid amounts periodically and use an "aging method" and "specific losses on individual exposures...to estimate the allowance for uncollectible or unrealized balances,” describe the manner by which you assess this ability and determine whether a general allowance or a specific impairment is appropriate and necessary. Also describe the provisions of the agreements, if any, under which a supplier or provider would be required to refund the amounts advanced.

Response: The Company respectfully advises the Staff that the Company enters into purchase contracts with its suppliers, some of which include terms that require prepayments as discussed above. Under the contracts, if the Company did not receive products or the products received did not meet the quality inspection, the Company can cancel the contract and obtain a specified liquidated damage. The typical terms for delivery of inventory goods after the Company made the payments are one to two months. After the Company made prepayment to its suppliers on inventory costs, the Company monitors the prepayment periodically to determine if the inventory goods were received timely. To achieve this review, the Company uses prepayment aging to assist in identifying amounts that are outstanding. The Company however did not use the aging method to estimate the allowance.

At times, due to raw material shortage or production delay, certain suppliers may not deliver the goods timely in accordance with the agreed delivery terms. If the supplier did not meet the agreed upon schedule or if the delivered inventory did not pass the Company’s quality inspection, the Company will negotiate with the supplier and the supplier will either agree on a new delivery date or provide a refund. If the new delivery date or refund date is not probable or estimable after several delays, the Company will analyze the realization of prepayment on individual exposure and provides an allowance accordingly. If the Company later received the refund or inventory, the allowance to prepayment will be reversed. For the periods ended June 30, 2023 and December 31, 2022, the Company received $26,018 and $18,539 shipment respectively and the related allowances were reversed.

As of June 30, 2023, December 31, 2022 and 2021, allowance of prepayment was 0.02%, 0.17% and 0.11%, respectively, of the Company’s total current assets, 0.6%, 5.36% and 2.47%, respectively, of the Company’s total prepayments, which were not material to the Company’s financial statements.

The Company respectfully acknowledges the Staff’s comments, and the Company modified its disclosure on page F-10 and F-42 as follows:

Prepayments

The Company makes prepayments to suppliers in advance of receiving goods or services in accordance with underlying contractual terms with suppliers. Generally, prepayments are intended to expedite the delivery of required inventory as needed and to help ensure priority and preferential pricing on such goods or services.

These prepayments are unsecured and are reviewed periodically to determine whether the prepayment will be timely realized through the receipt of inventories, services, or refunds. If any amounts are deemed not realizable, the Company will recognize an allowance account to reserve for such balances. Management reviews its prepayments on a regular basis to determine if the valuation allowance is adequate and adjusts the allowance when necessary.

As of June 30, 2023 and December 31, 2022, the Company provided a valuation allowance for prepayments of $3,715 and $30,543, respectively. During the six months ended June 30, 2023 and 2022, the Company did not record any provision for doubtful accounts of prepayments.

As of December 31, 2022 and 2021, the Company provided a valuation allowance for prepayments of $30,543 and $20,693, respectively. During the years ended December 31, 2022 and 2021, the Company recorded provision for doubtful accounts of prepayments of $11,710 and $2,839, respectively.

•	Identify any aspects of your periodic reviews of the amounts advanced which evaluate recoverability based on the market values (quantity or price guarantees) of the contracted volumes of inventory that will be received in satisfaction of these amounts.

Response: The Company respectfully advises the Staff to refer to the response above. At time of prepayment, quantity and price are already determined on the contract and not subject to fluctuations in the market. The Company’s prepayment for inventories typically has a turnover of one to two months and the Company’s products are not commodity products and thus are not affected by market values.

•	Please identify the specific authoritative accounting literature that you have relied upon in accounting for these agreements, considering any provisions for quantity and price guarantees, and recovery of cash advances.

Response: The Company respectfully advises the Staff that the Company follows ASC 340-10-05 which states “Prepaid expenses are a category of assets that are typically used up or expire within the normal operating cycle of an entity. The term derives from the fact that they are paid in advance of their use or consumption.” And ASC 210-10-45-13 which states “Asset valuation allowances for losses such as those on receivables and investments shall be deducted from the assets or groups of assets to which the allowances relate.”

Accordingly, the Company deems it appropriate to apply a valuation allowance on asset account (prepayment) per the above guidance.

The valuation allowance is mainly related to uncertainty on when the Company will receive delayed products or refund. There is no quantity or price guarantee or any rebates under the Company’s purchase contract.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna Jinhua Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/Wanjun Yao
Wanjun Yao
Chief Executive Officer

cc:	Anna Jinhua Wang, Esq.
Robinson & Cole LLP